February 5, 2026

Thomas Schaefer
Chief Executive Officer
Arcadia Biosciences, Inc.
5956 Sherry Lane, Suite 2000
Dallas, TX 75225

       Re: Arcadia Biosciences, Inc.
           Registration Statement on Form S-3
           Filed January 28, 2026
           File No. 333-292993
Dear Thomas Schaefer:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Liz Packebusch at 202-551-8749 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    C. Kevin Kelso, Esq.